Mail Stop 4561

August 1, 2008

VIA U.S. MAIL AND FAX 86-24-22813999

Sun Dongqing
Chief Financial Officer
Great China International Holdings, Inc.
C Site 25-26F Presidential Building
No. 69 Heping North Street
Heping District, Shenyang 110003
Peoples Republic of China

> **Re: Great China International Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2007**
> **Filed April 15, 2008**
> **Form 10-Q for Quarterly Period Ended**
> **March 31, 2008**
> **Filed May 15, 2008**
> **File No. 000-23015**

Dear Ms. Dongqing:

We have reviewed your response letter dated July 30, 2008 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Sun Dongqing
Great China International Holdings, Inc.
August 1, 2008
Page 2

Form 10-K for the year ended December 31, 2007

Financial Statements

Consolidated Statements of Operations, page F-5

1.   We reviewed your response to our prior comment four. Your response did not
        address our comment; thus, the comment will be reissued. On page 5, you
        disclose that you have entered into a Land Consolidation and Development
        Agreement. As a result of this agreement, you disclose that you will be paid
        approximately $13.3 million and that you have received approximately $7.4
        million as of December 31, 2007. It appears that you will have significant
        continuing involvement in the operations of the component after the disposal
        transaction. Please refer to paragraph 42 of SFAS 144 and EITF 03-13. Please
        revise your filing to include the operations and cash flows of Shenyang Jitian
        Property Company in your ongoing operations.

                                    *   *   *   *

        Please respond to this comment within 10 business days or tell us when you will
provide us with a response. Please submit your response letter on EDGAR. You may
contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned
at (202) 551-3629 if you have questions.

                                              Sincerely,

                                              Kevin Woody
                                              Branch Chief